EXHIBIT 99.1

Fusion Fuel Green Files Form 20-F for Fiscal Year 2021

DUBLIN, Ireland, May 02, 2022 (GLOBE NEWSWIRE) -- Fusion Fuel Green PLC (NASDAQ: HTOO), ("Fusion Fuel", or "the Company"), has announced today the filing of its Form 20-F for the fiscal year ended December 31, 2021. The 20-F may be accessed by visiting either the SEC’s website at www.sec.gov or the Investor Relations section of the Company’s website at https://ir.fusion-fuel.eu/financials-filings/annual-reports.

Reflecting on the year, Frederico Figueira de Chaves, Fusion Fuel’s Chief Financial Officer, commented, “2021 was a year of important firsts for Fusion Fuel, with the completion of our demonstrator plant at Evora, which has been producing green hydrogen continuously since last August, our first technology sale contract with Exolum in Spain, and the development of Iberia’s first electrolyzer manufacturing plant in Benavente, Portugal, which will go live later this year. We are thrilled with the level of interest and excitement in the green hydrogen opportunity and are encouraged by the progress our team has made in what was our first full year as a public company. We believe Fusion Fuel remains uniquely positioned to be a disruptive force in the industry and are looking forward to delivering on our objectives here in 2022.”

About Fusion Fuel Green plc

Fusion Fuel Green plc. is an emerging leader in the green hydrogen space, committed to accelerating the energy transition and decarbonizing the global energy system by making zero-emissions green hydrogen commercially viable and accessible. Fusion Fuel has created a revolutionary proprietary electrolyzer solution that allows it to produce hydrogen at highly competitive costs using renewable energy, resulting in zero-carbon emissions. Fusion Fuel’s business lines includes the sale of electrolyzer technology to customers interested in building their own green hydrogen capacity, the development of hydrogen plants to be owned and operated by Fusion Fuel and active management of the portfolio of such hydrogen plants as assets, and the sale of green hydrogen as a commodity to end-users through long-term hydrogen purchase agreements.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. The Company has based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Some or all of the results anticipated by these forward-looking statements may not be achieved. Further information on the Company’s risk factors is contained in our filings with the SEC. Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Investor Relations Contact
ir@fusion-fuel.eu

For further information, please visit https://www.fusion-fuel.eu